                                                                      EXHIBIT 20
[Logo of Columbia/HCA appears here]
                                                           NEWS
                                                           FOR IMMEDIATE RELEASE



INVESTOR CONTACT:                               MEDIA CONTACT:
Mark Kimbrough   615-344-2688                   Jeff Prescott    615-344-5708



                    COLUMBIA/HCA REPORTS SECOND QUARTER EPS
                      OF $0.30 FROM CONTINUING OPERATIONS
                 BEFORE RESTRUCTURING AND INVESTIGATION COSTS

                     $1 BILLION SHARE REPURCHASE ANNOUNCED



NASHVILLE, TENN., JULY 29, 1998---Columbia/HCA Healthcare Corporation (NYSE:
COL) today announced operating results for the second quarter ended June 30, 1998, including EPS from continuing operations, before restructuring and investigation related costs, of $0.30 per diluted share. The Company also announced that it has been authorized by its Board of Directors to repurchase up to $1 billion of its common stock.

  The Company also announced today, that its Board of Directors has approved the filing of a ruling request with the Internal Revenue Service for tax-free spin-offs to stockholders of its America and Pacific Groups. The America Group presently includes 22 rural hospitals and the Pacific Group includes 43 suburban or secondary market hospitals. Columbia/HCA anticipates filing the ruling request in August.

  Thomas F. Frist, Jr. M.D., Chairman and CEO, stated, "We have accomplished a great deal during the past twelve months, including the repositioning of the Company to provide a more community-based, local focus for our hospitals. Also, significant progress has been made in the development of a new culture within the organization, defining the Company's mission and values, and focusing on "patients first." Everyone within the organization should be proud of our accomplishments, however, we recognize there still remains much to be accomplished."

  "We believe the future of this Company lies in returning to a focused strategy that concentrates on those communities where we have a major healthcare presence. Those hospitals and other service units which do not fit this profile are being repositioned into other organizations that can more effectively serve the needs of those local communities," Frist said.

  Frist added, "I am particularly pleased with the significant progress we have made this year in the restructuring of our assets; with the operational improvements we have achieved, despite anticipated weaker results from assets being sold; and with today's announced addition of a stock repurchase program to enhance our overall financial strategy."

  Since the beginning of 1998, the Company has announced or completed asset sales totaling approximately $2.7 billion. The divestitures include Value RX for approximately $409 million, Value Behavioral Health and Value Health Sciences for approximately $210 million, 33 surgery centers for approximately $500 million, 22 hospitals to a not-for-profit consortium for approximately $1.2 billion, homecare operations for approximately $100 million and an additional 15 hospitals in separate transactions for approximately $300 million.

  Revenues from continuing operations approximated $4.8 billion in both the second quarters ended June 30, 1998 and 1997. Net income from continuing operations, before restructuring and investigation related costs, totaled $191 million, or $0.30 per diluted share for the second quarter of 1998 compared to $385 million, or $0.58 per diluted share for the same period of 1997. Net income totaled $78 million, or $0.12 per diluted share for the second quarter of 1998 compared to $412 million, or $0.62 per diluted share for the second quarter of 1997.

  Revenues for the six months ended June 30, 1998 totaled $9.7 billion, compared
to $9.8 billion in the first six months of 1997.   Net income from continuing
operations, before restructuring and investigation related costs, totaled $432 million, or $0.67 per diluted share in the first half of 1998 compared to $840 million, or $1.24 per diluted share for the six months ended June 30, 1997.
Net income totaled $275 million, or $0.43 per diluted share in 1998, compared to $835 million, or $1.24 per diluted share in 1997.

  During the second quarter of 1998, the Company recognized an after-tax loss on the sale of Value RX and Value Behavioral Health of approximately $73 million, or $0.11 per diluted share.

  During the second quarter of 1998, same-facility admissions, excluding hospitals held for sale, increased by 0.4 percent. Additionally, second quarter 1998 satisfaction surveys of patients, physicians and employees at the Company's hospitals all reflected continued improvement from recent quarters.

  At June 30, 1998, the Company's balance sheet reflected total debt of approximately $8.4 billion, stockholders equity of approximately $7.6 billion and total assets of $21.0 billion. Debt was reduced by over $600 million during the second quarter of 1998. During the first six months of 1998 total debt was reduced by approximately $1.1 billion. The Company's debt-to-total capital improved during the second quarter of 1998, to approximately 50 percent, compared to 52 percent at March 31, 1998 and 54 percent at December 31, 1997.

  Columbia/HCA expects to commence the $1 billion common stock buyback through a series of forward purchase contracts. The Company may conclude these efforts through open market purchases or privately negotiated transactions, from time to time, at management's discretion. A $1 billion share repurchase program at current trading prices would represent approximately 5 percent of the Company's $19 billion market capitalization.


                                      ***


The above statements may include forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ from these expectations. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially. The Company undertakes no obligation to update any forward-looking statements, or to make any other forward looking statements, whether as a result of new information, future events or otherwise. This information involves risks and uncertainties as detailed from time to time in the Company's filings with the Securities and Exchange Commission.

All references to "Company" and "Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                    CONSOLIDATED OPERATING RESULTS SUMMARY
                (Dollars in millions, except per share amounts)

                                                                                                   FOR THE SIX MONTHS
                                                                             SECOND QUARTER           ENDED JUNE 30,
                                                                           -------------------     --------------------
                                                                             1998       1997         1998       1997
                                                                           ---------  --------     ---------  ---------
Revenues.................................................................  $  4,781   $  4,845     $  9,682   $  9,833

Operating income (a).....................................................  $    796   $  1,119     $  1,697   $  2,335

Net income:
  Income from continuing operations, excluding restructuring of
   operations and investigation related costs............................  $    191   $    385     $    432   $    840
  Restructuring of operations and investigation related costs
   (net of tax)..........................................................       (18)         -          (40)         -
  Discontinued operations:
   Income (loss) from operations of discontinued businesses
    (net of tax).........................................................       (22)        27          (44)        51
   Loss on disposal of discontinued businesses
    (net of tax).........................................................       (73)         -          (73)         -
  Cumulative effect of accounting change (net of tax)....................         -          -            -        (56)
                                                                           -------------------     --------------------

  Net income.............................................................  $     78   $    412     $    275   $    835
                                                                           ===================     ===================


Diluted earnings per share:
  Income from continuing operations, excluding restructuring of
   operations and investigation related costs............................  $   0.30   $   0.58     $   0.67   $   1.24
  Restructuring of operations and investigation related costs............     (0.03)         -        (0.06)         -
  Discontinued operations:
   Income (loss) from operations of discontinued businesses..............     (0.04)      0.04        (0.07)      0.08
   Loss on disposal of discontinued businesses...........................     (0.11)         -        (0.11)         -
  Cumulative effect of accounting change.................................         -          -            -      (0.08)
                                                                           -------------------     -------------------

  Net income.............................................................  $   0.12   $   0.62     $   0.43   $   1.24
                                                                           ===================     ===================

Shares used in computing diluted earnings per share (000)................   647,993    667,106      646,467    673,376


---------------------------------------
   (a) Income from continuing operations before depreciation and amortization, interest expense, restructuring of operations and investigation related costs, minority interests and income taxes.

         Certain prior year amounts have been reclassified to conform to current year presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                                SECOND QUARTER
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                           1998                        1997
                                                  -----------------------      --------------------
                                                     AMOUNT       RATIO          AMOUNT      RATIO
                                                  ------------  ---------      -----------  -------
Revenues........................................     $  4,781      100.0%        $  4,845    100.0%

Salaries and benefits...........................        1,998       41.8            1,850     38.2
Supplies........................................          719       15.0              658     13.6
Other operating expenses........................          961       20.2              943     19.4
Provision for doubtful accounts.................          340        7.1              310      6.4
Equity in earnings of affiliates................          (33)      (0.7)             (35)    (0.7)
                                                  ----------------------       -------------------
                                                        3,985       83.4            3,726     76.9
                                                  ----------------------       -------------------
  EBDITA........................................          796       16.6            1,119     23.1

Depreciation and amortization...................          311        6.4              308      6.4
Interest expense................................          145        3.0              123      2.5
Restructuring of operations and investigation
  related costs.................................           31        0.7                -        -
                                                  ----------------------       -------------------

Income from continuing operations before
  minority interests and income taxes...........          309        6.5              688     14.2

Minority interests in earnings of consolidated
  entities......................................           18        0.4               45      0.9
                                                  ----------------------       -------------------

Income from continuing operations before income
  taxes.........................................          291        6.1              643     13.3

Provision for income taxes......................          118        2.5              258      5.4
                                                  ----------------------       -------------------

Income from continuing operations...............          173        3.6              385      7.9

Discontinued operations:
  Income (loss) from operations of discontinued
    businesses (net of tax).......................        (22)      (0.5)              27      0.6
  Loss on disposal of discontinued businesses
    (net of tax)..................................        (73)      (1.5)               -        -
                                                  ----------------------       -------------------

  Net income....................................     $     78        1.6         $    412      8.5
                                                  ======================       ===================

Diluted earnings per share:
  Income from continuing operations, excluding
    restructuring of operations and investigation
    related costs...............................     $   0.30                       $0.58
  Restructuring of operations and investigation
    related costs...............................        (0.03)                          -
  Discontinued operations:
    Income (loss) from operations of discontinued
      businesses................................        (0.04)                       0.04
    Loss on disposal of discontinued businesses.        (0.11)                          -
                                                  -------------                ------------
  Net income....................................     $   0.12                       $0.62
                                                  =============                ============

Shares used in computing diluted earnings per
  share (000)...................................      647,993                     667,106

Certain prior year amounts have been reclassified to conform to current year presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                              -----------------------------     -----------------------
                                                                         1998                             1997
                                                              -----------------------------     -----------------------
                                                                  AMOUNT            RATIO           AMOUNT      RATIO
                                                                  ------            -----           ------      -----
Revenues........................................                $  9,682            100.0%        $  9,833      100.0%

Salaries and benefits...........................                   4,011             41.4            3,726       37.9
Supplies........................................                   1,465             15.1            1,357       13.8
Other operating expenses........................                   1,901             19.7            1,905       19.4
Provision for doubtful accounts.................                     683              7.1              607        6.2
Equity in earnings of affiliates................                     (75)            (0.8)             (97)      (1.0)
                                                              -----------------------------     -----------------------
                                                                   7,985             82.5            7,498       76.3
                                                              -----------------------------     -----------------------
  EBDITA........................................                   1,697             17.5            2,335       23.7

Depreciation and amortization...................                     620              6.4              604        6.1
Interest expense................................                     298              3.1              236        2.4
Restructuring of operations and investigation
  related costs.................................                      69              0.7                -          -
                                                              -----------------------------     -----------------------

Income from continuing operations before
  minority interests and income taxes...........                     710              7.3            1,495       15.2

Minority interests in earnings of consolidated
  entities........................................                    38              0.4               92        0.9
                                                              -----------------------------     -----------------------

Income from continuing operations before income
  taxes.........................................                     672              6.9            1,403       14.3

Provision for income taxes......................                     280              2.8              563        5.7
                                                              -----------------------------     -----------------------

Income from continuing operations...............                     392              4.1              840        8.6

Discontinued operations:
  Income (loss) from operations of discontinued
    businesses (net of tax).....................                     (44)            (0.5)              51        0.5
  Loss on disposal of discontinued businesses
    (net of tax)................................                     (73)            (0.8)               -          -
Cumulative effect of accounting change (net of
  tax)............................................                     -                -              (56)      (0.6)
                                                              -----------------------------     -----------------------
  Net income......................................              $    275              2.8         $    835        8.5
                                                              =============================     =======================

Diluted earnings per share:
  Income from continuing operations, excluding
    restructuring of operations and investigation
    related costs.................................              $   0.67                          $   1.24
  Restructuring of operations and investigation
    related costs.................................                 (0.06)                                -
  Discontinued operations:
    Income (loss) from operations of discontinued
      businesses..................................                 (0.07)                             0.08
    Loss on disposal of discontinued
      businesses..................................                 (0.11)                                -
  Cumulative effect of accounting change..........                     -                             (0.08)
                                                            --------------                      -------------
  Net income..........................................          $   0.43                          $   1.24
                                                            ==============                      =============

Shares used in computing diluted earnings per
  share (000)...................................                 646,467                           673,376

Certain prior year amounts have been reclassified to conform to current year presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN MILLONS)

                                                                 JUNE 30,                  MARCH 31,             DECEMBER 31,
                                                                   1998                      1998                    1997
                                                           --------------------       ------------------       -----------------
                         ASSETS
Current assets:
   Cash and cash equivalents.............................               $    25                  $   128                 $   110
   Accounts receivable, net..............................                 2,427                    2,549                   2,522
   Other.................................................                 1,594                    1,348                   1,791
                                                           --------------------       ------------------       -----------------

      Total current assets...............................                 4,046                    4,025                   4,423

Property and equipment, at cost..........................                16,814                   16,441                  16,254
Accumulated  depreciation................................                (6,442)                  (6,189)                 (6,024)
                                                           --------------------       ------------------       -----------------
                                                                         10,372                   10,252                  10,230

Investments of insurance subsidiary......................                 1,508                    1,490                   1,422
Investments in and advances to affiliates................                 1,371                    1,346                   1,329
Intangible assets, net...................................                 3,405                    3,508                   3,521
Net assets of discontinued operations....................                   141                      789                     841
Other....................................................                   205                      220                     236
                                                           --------------------       ------------------       -----------------
                                                                        $21,048                  $21,630                 $22,002
                                                           ====================       ==================       =================

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable......................................               $   727                  $   862                 $   929
   Other current liabilities.............................                 1,623                    1,569                   1,712
   Long-term debt due within one year....................                 2,669                      242                     132
                                                           --------------------       ------------------       -----------------

      Total current liabilities..........................                 5,019                    2,673                   2,773

Long term debt...........................................                 5,693                    8,748                   9,276
Professional liability risks, deferred taxes and
   other liabilities.....................................                 1,926                    1,893                   1,867
Minority interests in equity of consolidated entities....                   830                      823                     836

Stockholders' equity.....................................                 7,580                    7,493                   7,250
                                                           --------------------       ------------------       -----------------

                                                                        $21,048                  $21,630                 $22,002
                                                           ====================       ==================       =================



Current ratio............................................                  0.81                     1.51                    1.59
Ratio of debt to debt plus common and minority equity...                   49.9%                    51.9%                   53.8%

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                             OPERATING STATISTICS
      FOR THE SECOND QUARTERS AND SIX MONTHS ENDED JUNE 30, 1998 AND 1997

                                                                                        FOR THE SIX MONTHS
                                                                  SECOND QUARTER          ENDED JUNE 30,
                                                              ----------------------  ----------------------
                                                                 1998        1997        1998        1997
                                                              ----------  ----------  ----------  ----------
CONSOLIDATED HOSPITALS:
---------------------
   Number of Hospitals                                              309         315         309         315
   Weighted Average Licensed Beds                                60,712      61,203      60,738      61,212
   Licensed Beds at End of Period                                60,418      61,275      60,418      61,275

   Admissions                                                   474,400     477,200     982,000     974,400
   Equivalent Admissions                                        731,900     729,600   1,487,700   1,461,500

   Patient Days                                               2,321,900   2,358,800   4,910,100   4,914,900
   Equivalent Patient Days                                    3,584,900   3,609,800   7,438,800   7,372,300

   Emergency Room Visits                                      1,415,600   1,379,700   2,827,700   2,742,900

   Outpatient Revenues as a Percentage of Patient Revenues         38.2%       37.6%       37.0%       36.3%


   Average Length of Stay                                           4.9         4.9         5.0         5.0

   Occupancy                                                       42.0%       42.4%       44.7%       44.4%
   Equivalent Occupancy                                            64.8%       64.8%       67.7%       66.6%




NUMBER OF CONSOLIDATED AND NON-CONSOLIDATED
-------------------------------------------
  (50/50 EQUITY  JOINT VENTURES) HOSPITALS:
  ----------------------------------------

   Consolidated                                                                             309         315
   Non-Consolidated (50/50 Equity Joint Ventures)                                            26          27
                                                                                      ---------   ---------

   Total Number of Hospitals                                                                335         342
                                                                                      =========   =========

Certain prior year amounts have been reclassified to conform to current year presentation.